January 20, 2009

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 25, 2008
Form 6-K as of August 5, 2008
Filed August 6, 2008
File No. 001-32734

Dear Mr. O’Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated January 5, 2009, to Mr. Daniel Novegil, the Company’s Chief Executive Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”), or the Company’s Form 6-K as of August 5, 2008 (the “Form 6-K”), as applicable.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2 - Basis of Presentation, page F-11

1.	We have read your response to prior comment 5. We note from your response that as of December 31, 2007, you indirectly own more than half of the voting power of Consorcio because your subsidiary, Hylsamex, directly owned 50% of the shares of Consorcio plus one additional share. We further note Hylsamex indirectly owned more than half of the voting power of Pena Servicios. In light of this you concluded you satisfied the requirements for consolidation under paragraph 13 of IAS 27, which presumes that control exits when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity. It is unclear to us whether 50% plus one additional share gives you the control as contemplated by paragraphs 13 (a) – (d) and 15. Please explain to us how 50% plus one additional share gives you the ability to appoint and replace a majority of board members and control operating and financial policies.

Furthermore, please tell us, and disclose in future filings, whether the consolidation of these entities materially impacts the 2005-2007 financial statements.

R:	The Company advises the Staff that, in connection with the preparation of its 2005-2007 financial statements, it concluded that full consolidation of each of Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. (“Consorcio”) and its wholly-owned subsidiary Peña Colorada Servicios S.A. de C.V. (“Peña Servicios”) was appropriate based on paragraph 13 of IAS 27, which states that control is presumed whenever an entity owns, directly or indirectly through its subsidiaries, more than half of the voting power of another entity unless, “in exceptional circumstances,” it can be clearly demonstrated that such ownership does not constitute control. The Company also advises the Staff that this accounting treatment is consistent with the one that had been followed by Consorcio’s shareholder Hylsamex S.A. de C.V. (now Ternium Mexico SA de C.V.) (“Hylsamex”) prior to the acquisition of Hylsamex by the Company in August 2005.

The Company notes that the alternative accounting treatment for the Company’s investment in Consorcio and Peña Servicios would be proportionate consolidation following the guidance set forth by paragraphs 30 and 40 of IAS 31 on the basis of the existence of “joint control,” as such term is defined by paragraph 3 of IAS 31.

The Company further informs the Staff that, after performing a materiality assessment, it concluded that the full consolidation of Consorcio and Peña Servicios (as opposed to the accounting of these entities using proportionate consolidation) does not materially impact its 2005-2007 financial statements.

The Company based its analysis on the concept of materiality included in SAB 99, which states that “a matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important”. From a quantitative perspective, the Company concluded that, presented on the totality, there would be no impact whatsoever of this different accounting on its consolidated shareholders’ equity or net income, and no significant impact on its consolidated total assets, liabilities, revenues and operating income. In addition, this different accounting would not affect trends and would not impact the understanding of its underlying business by the readers of the Company’s financial statements.

The following chart illustrates the impact of changing the accounting for the Company’s investment in Consorcio and Peña Servicios from full consolidation to proportionate consolidation:

Caption	% over consolidated accounts
	2007	2006	2005
Total assets	0.9%	0.8%	0.8%

Total liabilities	0.1%	0.1%	0.2%

Net sales	0.4%	0.3%	0.0%

Operating income	0.8%	0.1%	0.0%

Furthermore, a change in accounting treatment from full consolidation to proportionate consolidation would also be immaterial to its 2005-2007 financial statements from a qualitative standpoint, as full consolidation of the Company’s investment in Consorcio and Peña Servicios:

•	does not mask any changes in earnings or other trends;

•	does not change a loss into income or vice versa;

•	does not affect the basis for calculation of the Company’s dividends, nor its compliance with regulatory requirements, loan requirements or contractual obligations; and

•	does not have the effect of increasing management’s compensation;

•	is not intended to hide a failure to meet analysts’ consensus expectations for the entity; and

•	does not involve concealment of an unlawful transaction.

In addition, the Company believes that there would be no expected market reaction for either accounting treatment adopted by the Company.

Form 6-K as of August 5, 2008

Cash Flow and Liquidity

2.	We have read your response to prior comment 10. We note in our letter dated October 31, 2008, that as of June 30, 2008, current liabilities substantially exceeded cash reserves, and that substantial deficits in operating cash flow and free cash flows were reported. We note from your Form 6-K filed November 6, 2008 that you reported similar negative results as of September 30, 2008. Given this negative trend, in future filings please disclose the amount of additional funds that you can borrow under your existing credit facilities and your ability to fund operations.

R:	The Company acknowledges the Staff’s comment. In future filings, the Company will disclose the amount of additional funds that the Company can borrow under its existing credit facilities and discuss the Company’s ability to fund operations.

Other

3.	Please respond to prior comments 6-9 from our letter dated October 31, 2008.

R:	The Company has responded to prior comments 6-9 from the Staff’s letter dated October 31, 2008 in a separate response letter, dated as of the date hereof.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 293-6330 and by e-mail at risoleor@sullcrom.com. In his absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Roberto Philipps
Roberto Philipps Chief Financial Officer

cc:	Hagen Ganem Tracey McKoy Al Pavot
(Securities and Exchange Commission)

Daniel Novegil
(Ternium S.A.)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani Caballero Ojam Abogados)

Marcelo D. Pfaff
Marco Carducci
(PricewaterhouseCoopers)

Robert S. Risoleo
Christina L. Padden
(Sullivan & Cromwell LLP)